TMM COMPANY CONTACT:              AT DRESNER CORPORATE SERVICES:
Jacinto Marina, Deputy CEO                                          Kristine Walczak (investors, analysts, media)
011-525-55-629-8718                                                     312-726-3600
jacinto.marina@tmm.com.mx                                         kwalczak@dresnerco.com

Benjamin Ampudia, CFO
011-525-55-629-8704
benjamin.ampudia@tmm.com.mx

Mauricio Monterrubio, Investor Relations
011-525-55-629-8712
mauricio.monterrubio@tmm.com.mx

GRUPO TMM REPORTS FOURTH-QUARTER AND FULL-YEAR 2015 FINANCIAL RESULTS
(In Millions of Mexican Pesos)

2015 Fourth-Quarter and Full-Year Results Include:
•	Revenues of $784.7 million in fourth quarter and $3,128.8 million in full year, representing an increase of 2.5 percent and 10.5 percent, respectively, over the same periods last year
•	Full-year free cash flow of $475.8 million
•	Maritime fleet utilization at 90.0 percent for full year

(Mexico City, February 29, 2016) – Grupo TMM, S.A.B. (OTC: GTMAY and BMV: TMM A; “TMM” or the “Company”), a Mexican maritime transportation and logistics Company, reported today its financial results for the fourth quarter and full year of 2015.

MANAGEMENT OVERVIEW
José F. Serrano, chairman and chief executive officer of Grupo TMM, said, “Our continued focus on profitable operations and optimization of costs and expenses resulted in improvements in our financial results over last year, even in this volatile period for the industry and the national and international markets.

“We continue to develop alternatives to improve the balance sheet and create long-term value for our investors. With over 60 years of experience and the opening of the Energy Reform, we remain optimistic for the long term.

FOURTH-QUARTER AND FULL-YEAR 2015 OPERATING AND FINANCIAL RESULTS
Compared to the same period last year, 2015 fourth-quarter consolidated revenues increased 2.5 percent due to higher revenues at the Port and Terminals and Maritime segments. For 2015 consolidated revenues increased 10.5 percent year over year mainly attributable to higher Maritime segment revenues.

Excluding non-recurring operations, year-over-year fourth-quarter 2015 consolidated operating profit decreased $28.2 million, or 24.5 percent, but increased $47.4 million, or 13.4 percent, in 2015.

In the 2015 fourth quarter, non-recurring operations reported $142.3 million of income, consisting mainly of proceeds from the sale of certain non-strategic assets, compared to a $175.4 million loss in the same period last year, which was attributable to a change in the accounting policy for the valuation of vessels. In 2015, non-recurring operations reported $100.8 million of income compared with $123.8 million of income in 2014, which was mainly attributable to a combination of the sale of certain assets and the change in the accounting policy for the valuation of vessel in both periods.

Excluding non-recurring operations, fourth-quarter 2015 consolidated EBITDA was $236.9 million compared to $261.7 million for the same period last year. In 2015, consolidated EBITDA was $1,023.7 million compared to $954.8 million for 2014.

Excluding non-recurring operations, consolidated free cash flow in the 2015 fourth quarter was $62.3 million compared to $80.4 million in the same period last year. Consolidated free cash flow in 2015 was $325.2 million compared to $204.2 million in 2014.

Year over year, fourth-quarter Maritime revenues grew $9.0 million, or 1.3 percent, due mainly to higher revenues in product tankers of 20.7 percent attributable to 100.0 percent utilization, in chemical tankers of 17.0 percent mainly due to an improvement in average freight rates and in tug vessels of 8.1 percent attributable to increased calls at the port of Manzanillo. Improvements in 2015 fourth-quarter revenues were partially offset by lower revenues in offshore of 5.0 percent due to a 10.0 reduction in Pemex rates to 12.5 percent, which occurred in the second half of 2015 and was applicable to all suppliers, partially offset by a favorable exchange rate, and in shipyard of 26.9 percent attributable to revenue mix. Comparing 2015 with 2014, Maritime revenues improved $282.6 million, or 11.4 percent, mainly due to increased revenues in offshore of 12.2 percent and in product tankers of 13.3 percent, both attributable to improved utilization and a favorable exchange rate, partially offset by Pemex rates reduction, in chemical tankers of 18.8 percent from improvement in average freight rates, and in tug vessels of 4.5 percent attributable to higher calls at the port of Manzanillo. Improvements in 2015 revenues were partially offset by lower revenues in the shipyard of 10.8 percent attributable to revenue mix.

Excluding non-recurring operations, Maritime operating profit decreased 22.0 percent to $96.5 million in the 2015 fourth quarter from $123.8 million in the same period of 2014, mainly due to a reduction in Pemex rates, a 3.5 percent increase in consideration for the extension of tugs vessel service in Manzanillo, higher fuel costs and the exchange rate impact of the lease of two vessels. Maritime operating income increased 16.1 percent to $585.5 million in 2015 from $504.2 million in 2014, mainly due to 100.0 percent utilization of product tankers in the last two quarters of 2015 and improved average rates in chemical tankers, partially offset by the impact of the Pemex rate reduction in offshore vessels as well as higher costs in harbor tugs.

Excluding non-recurring operations, Maritime EBITDA decreased 8.9 percent to $240.6 million in the 2015 fourth quarter compared to $264.2 million in the same period of 2014. Fourth-quarter 2015 EBITDA margin was 34.9 percent. Maritime EBITDA increased 9.5 percent to $1,183.8 million in 2015 compared to $1,081.5 million in 2014. EBITDA margin was 42.7 percent for 2015.

Ports and Terminals revenues increased 15.8 percent in the 2015 fourth quarter to $76.9 million compared to $66.4 million in the same period of 2014, primarily attributable to an increase in revenues at maintenance and repair operations due to higher volumes in Ensenada, Manzanillo and Veracruz, at Tampico due to the increased steel volumes and at agencies due to improved average rates, partially offset by lower revenues at Acapulco due to reduced car volumes. In 2015 Ports and Terminals revenues increased 2.5 percent to $283.9 percent million compared to $276.9 million in 2014 mainly due to higher revenues of $10.3 million in maintenance and repair operations, $8.6 million at Tampico, $5.9 million in agencies and $6.6 million at intermodal, partially offset by lower revenues of $9.7 million at Acapulco, $9.1 million in the Automotive segment and $5.6 million in Tuxpan.

In the 2015 fourth quarter, Ports and Terminals operating profit increased $4.5 million to $9.1 million compared to $4.6 million in the same period of 2014 mainly attributable to improved results at maintenance and repair operations and shunting services at Tampico, both due to improved volumes, and at agencies due to better average rates, partially offset by lower car volume in Acapulco. In 2015 Ports and Terminals operating profit increased $3.9 million to $35.0 million compared to $31.1 million in 2014, attributable to improved results at Tampico, agencies and automotive, partially offset by lower results at Acapulco and Tuxpan, as well as increased costs at maintenance and repair operations.

Ports and Terminals EBITDA increased $4.3 million to $13.2 million in the 2015 fourth quarter from $8.8 million in the same period of 2014. Fourth-quarter 2015 EBITDA margin was 17.1 percent. For 2015, Ports and Terminals EBITDA was $50.5 million compared to $46.1 million in 2014. EBITDA margin for 2015 was 17.8 percent.

The Company made a reasonable decision to cancel its deferred tax asset, which is mainly originated by tax loss carryforwards, because the Company will likely not generate sufficient future taxable income. The cancellation of the tax loss carryforwards negatively impacted fourth-quarter and full-year 2015 net income by $729.3 million. Excluding the cancellation of the tax loss carryforwards, fourth-quarter 2015 net income would have been of $37.9 million and 2015 net loss would have been $310.7 million. This accounting change does not affect cash flow.

DEBT
As of December 31, 2015, TMM’s total net debt was $9,639.6 million. The Company paid approximately $830.0 million of its Trust Certificates debt, including $240.0 of capital, as of December 31, 2015. Of TMM’s total debt, $684.7 million, or 6.4 percent, is short term.

Total Debt*
– Millions of Mexican Pesos –
	As of 12/31/13	As of 12/31/15
Mexican Trust Certificates (1)	$9,900.9	$9,752.6
Other Corporate Debt	1,087.3	927.7
Total Debt	$10,988.2	$10,680.3
Cash	743.0	1,040.7
Net Debt	$10,245.2	$9,639.6

*Book Value
(1) 20-year term, non-recourse to the Company and rated “AA” with Stable Outlook by HR Ratings de México.

Headquartered in Mexico City, Grupo TMM is a Latin American maritime transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of maritime services port management and logistics. Visit Grupo TMM's web site at www.grupotmm.com. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Grupo TMM, S.A.B. and Subsidiaries
*Balance Sheet (Under Discontinuing Operations)
- Millions of Pesos -

	December 31,	December 31,
	2015	2014

Current assets:
Cash and cash equivalents	1,040.7	743.0
Accounts receivable
Accounts receivable - Net	1,048.4	782.0
Other accounts receivable	199.0	947.1
Prepaid expenses and others current assets	128.0	149.0
Non-current assets held for sale	182.6	184.9
Total current assets	2,598.7	2,806.1
Property, machinery and equipment	10,061.4	9,459.4
Cumulative Depreciation	(517.8)	(461.0)
Property, machinery and equipment - Net	9,543.6	8,998.4
Other assets	273.1	309.5
Deferred taxes	-	810.3
Total assets	12,415.3	12,924.3

Current liabilities:
Bank loans and current maturities of long-term liabilities	684.7	918.6
Suppliers	279.0	371.6
Other accounts payable and accrued expenses	486.5	631.0
Liabilities directly associated with non-current assets held for sale	96.1	94.2
Total current liabilities	1,546.4	2,015.3
Long-term liabilities:
Bank loans	320.9	344.4
Trust certificates debt	9,674.6	9,725.1
Deferred taxes	253.8	-
Other long-term liabilities	211.2	201.9

Total long-term liabilities	10,460.5	10,271.4
Total liabilities	12,006.9	12,286.8

Total stockholders´ equity	408.5	637.5

Total liabilities and stockholders´ equity	12,415.3	12,924.3
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and Subsidiaries
*Statement of Income (Under Discontinuing Operations)
- Millions of Pesos -

	Three months ended		Year ended
	December 31,		December 31,
	2015	2014	2015	2014

Ports and Terminals	76.9	66.4	283.9	276.9
Maritime	689.2	680.2	2,770.9	2,488.3
Corporate and others	18.6	18.7	74.0	67.2
Revenue from freight and services	784.7	765.3	3,128.8	2,832.4

Ports and Terminals	(63.7)	(57.6)	(233.4)	(230.8)
Maritime	(448.6)	(416.1)	(1,630.3)	(1,384.2)
Corporate and others	(18.3)	(15.9)	(72.7)	(64.9)
Cost of freight and services	(530.6)	(489.5)	(1,936.4)	(1,680.0)

Ports and Terminals	(4.1)	(4.3)	(15.6)	(15.1)
Maritime	(144.0)	(395.8)	(648.1)	(832.7)
Corporate and others	(1.9)	(1.9)	(7.4)	(7.5)
Depreciation and amortization	(150.0)	(402.0)	(671.1)	(855.3)

Corporate expenses	(17.2)	(14.2)	(211.9)	(175.1)
Ports and Terminals	9.1	4.6	35.0	31.1
Maritime	96.5	(131.7)	492.5	271.3
Corporate and others	(1.5)	0.9	(6.1)	(5.3)
Other (expenses) income - Net	142.3	80.0	193.8	356.8
Operating income (loss)	229.1	(60.3)	503.2	478.9
Financial (expenses) income - Net	(193.7)	(197.6)	(778.4)	(831.4)
Exchange gain (loss) - Net	13.3	(41.1)	15.7	(66.3)
Net financial cost	(180.4)	(238.7)	(762.7)	(897.7)
Income (loss) before taxes	48.8	(299.0)	(259.6)	(418.8)
Provision for taxes	(730.4)	4.0	(732.6)	(4.7)

Net loss before discontinuing operations	(681.7)	(295.0)	(992.2)	(423.5)
Loss from discontinuing operations	(8.3)	(20.2)	(50.0)	(91.0)
Net loss for the period	(690.0)	(315.3)	(1,042.2)	(514.5)

Attributable to:
Minority interest	1.5	4.2	(2.3)	2.4
Equity holders of GTMM, S.A.B.	(691.4)	(319.4)	(1,040.0)	(516.9)

Weighted average outstanding shares (millions)	102.183	102.183	102.183	102.183
Income (loss) earnings per share (dollars / share)	(6.8)	(3.1)	(10.2)	(5.1)

Outstanding shares at end of period (millions)	102.183	102.183	102.183	102.183
Income (loss) earnings per share (dollars / share)	(6.8)	(3.1)	(10.2)	(5.1)
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
*Statement of Cash Flows (Under Discontinuing Operations)
- Millions of Pesos -

	Three months ended		Year ended
	December 31,		December 31,
	2015	2014	2015	2014

Cash flow from operation activities:
Net loss before discontinuing operations	(681.7)	(295.0)	(992.2)	(423.5)
Charges (credits) to income not affecting resources:
Depreciation & amortization	170.1	421.3	746.9	933.4
Deferred taxes	729.3	-	729.3	-
Other non-cash items	37.3	142.7	632.4	476.9
Total non-cash items	936.7	564.0	2,108.6	1,410.3
Changes in assets & liabilities	(148.9)	(258.7)	(514.6)	(299.2)
Total adjustments	787.8	305.3	1,594.0	1,111.1
Net cash provided by operating activities	106.1	10.3	601.8	687.5

Cash flow from investing activities:
Proceeds from sales of assets	-	-	62.9	79.0
Payments for purchases of assets	(16.5)	(25.2)	(96.4)	(159.7)
Sale of Subsidiaries	161.4	8.3	829.8	25.5
Net cash provided by (used in) investment activities	144.9	(17.0)	796.4	(55.3)

Cash flow provided by financing activities:
Short-term borrowings (net)	(15.0)	25.9	(231.7)	7.2
Repayment of long-term debt	(380.1)	(43.9)	(962.4)	(916.2)
Proceeds from issuance of long-term debt	-	61.1	30.0	108.1
Net cash (used in) provided by financing activities	(395.1)	43.1	(1,164.1)	(800.9)
Exchange losses on cash	4.5	13.1	63.5	16.7
Net (decrease) increase in cash	(139.6)	49.5	297.7	(152.0)
Cash at beginning of period	1,180.3	693.5	743.0	895.0
Cash at end of period	1,040.7	743.0	1,040.7	743.0
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.